UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 0-8084

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Contents
December 31, 2002 and 2001

Page(s)
Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5–11
Supplemental Schedule
Schedule H - Item 4(i) - Schedule of Assets Held for Investment Purposes	12

All schedules, except as set forth above, are omitted as not applicable or not required

Report of Independent Auditors

To the Plan Administrator of
Savings Plan of The Connecticut Water Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of The Connecticut Water Company (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements and schedule of the Savings Plan of The Connecticut Water Company as of December 31, 2001, and for the year ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 24, 2002.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
May 30, 2003

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC
ACCOUNTANTS’ REPORT

Set forth below is a copy of a report previously issued by Arthur Andersen LLP, in connection with the annual report filing on Form 11-K of the Savings Plan of the Connecticut Water Company for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the Savings Plan’s filing on Form 11-K. See Exhibit 23.2 to this annual report on Form 11-K for further discussion.

To the Plan Administrator of the Savings Plan of the Connecticut Water Company:

We have audited the accompanying statements of net assets available for benefits of Savings Plan of The Connecticut Water Company as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

/s/ Arthur Andersen

Hartford, Connecticut
April 24, 2002

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value
Mutual funds	$3,785,586	$4,075,738
Connecticut Water Service, Inc Unitized Stock Fund	867,491	1,016,128
Commingled fund	970,930	522,146
Participant loan accounts	176,912	124,923
Cash management assets	1,276	919

Total investments	5,802,195	5,739,854

Receivables
Employee contributions	12,724	9,317
Employer contributions	33,185	43,679

Net assets available for benefits	$5,848,104	$5,792,850

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002 and 2001

	2002	2001
Additions
Interest	$28,843	$10,669
Dividends	58,871	98,988
Employee contributions (including rollover contributions)	693,188	584,816
Employer contributions	191,200	225,310

Total additions	972,102	919,783

Deductions
Net depreciation in fair value of investments	847,871	175,694
Distributions to participants	67,057	203,173
Administrative expenses	1,920	960

Total deductions	916,848	379,827

Net increase	55,254	539,956
Net assets available for benefits, beginning of year	5,792,850	5,252,894

Net assets available for benefits, end of year	$5,848,104	$5,792,850

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

1.	Description of the Plan

The following description of the Savings Plan (the “Plan”) of The Connecticut Water Company (the “Company”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc.

The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date. The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan. Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

PW Trust Company (the “Trustee”) was the Trustee of the Plan from January 1, 2002 through May 31, 2002, and Riggs Bank was Trustee from June 1, 2002 through December 31, 2002, and PFPC Incorporated is the Plan’s recordkeeper.

The Plan includes the following provisions, summarized from the plan document:

(a)	The Company match is 50 percent of each participant’s employee salary deferred contribution not to exceed 4 percent of compensation.

(b)	The Plan includes the potential for a profit sharing contribution of up to 1 percent of compensation linked to successful completion of specific strategic initiatives. Profit sharing contributions have additional requirements and restrictions.

(c)	Deferrals are made on a pre-tax basis of between 1 percent and 15 percent maximum for all employees.

(d)	The waiting period for new employee enrollment into the Plan is six months.

(e)	Participants are eligible to receive Company matching contributions after six months.

Once eligible, employees can elect to enter into a written salary deferral agreement. Participant loans and hardship withdrawals are permitted. Changes in deferrals are allowed quarterly. Additional after-tax contributions are allowed.

Participants may borrow at least $1,000 and the lesser of $50,000 or 50 percent of the vested amount of their accounts, excluding their interest in Connecticut Water Service, Inc. common stock, at a rate of interest of prime rate plus 1.0 percent. Loans must be repaid within five years, or before attaining age 65, whichever is shorter. Loans to purchase a principal residence may be repaid within ten years.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Upon retirement, termination of employment, total disability, or death, the entire accumulated amount of the account is paid in cash in one lump sum amount.

A participant is fully vested at all times in the accrued balance of his or her account.

On a daily basis, the Trustee determines the total net earnings of each investment fund and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in the investment fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The investments in the accompanying statements of net assets available for plan benefits are stated at fair value. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Party-in-Interest Transactions
Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in the Connecticut Water Unitized Stock Fund are considered party-in-interest transactions. Moreover, the Plan’s investment options include funds managed by affiliates of the Trustees.

Administrative Expenses
The majority of the administrative expenses and fees of the Plan are paid by the Company unless the plan administrator directs the Trustee to pay these expenses utilizing plan assets. During 2002 and 2001, the Plan paid administrative expenses of $1,920 and $960, respectively.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Valuation of Investments
Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sales was reported on that date are valued at the average of the last reported bid and asked prices.

Investments in the Connecticut Water Unitized Stock Fund are stated in units, not shares. Unitization does not change the market value of a participant’s investment, only the manner in which that value is expressed. The unit value assigned to new money invested in the Unitized Stock Fund is equal to the value of the pro rata interest in the assets included in the account, divided by $10.00 and rounded to 0.001 units. The equivalent number of shares of common stock a participant owns on any given day can be determined by multiplying the total number of units owned by the unit value on that day and then dividing that amount by the common stock market price that day. The value of the Unitized Stock Fund was $867,491 and $1,016,128 at December 31, 2002 and 2001, respectively, equal to 34,383 and 34,363 shares of common stock or 53,878 and 55,785 shares of unitized stock.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the accompanying financial statements and supplemental schedules.

3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts. As of December 31, 2002, investment options were as follows:

PIMCO Total Return Fund - This fund seeks maximum total return by focusing on intermediate-term, high quality bonds.

AIM Aggressive Growth Fund - This fund seeks aggressive capital growth by investing in small and mid-sized companies that fund management believes will have earnings growth well in excess of the general economy.

AIM Blue Chip Fund - This fund seeks long-term growth by investing in large, established companies that are considered to be market leaders. The companies must exhibit strong earnings growth potential or be attractively valued relative to their fundamentals.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

American Balanced Fund - This fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds, and fixed-income securities.

Dreyfus Founders Discovery Fund - This fund seeks capital appreciation through the pursuit of targeting small and relatively unknown companies with high growth potential.

EuroPacific Growth Fund - This fund seeks long-term growth of capital by investing in companies based outside the United States.

Franklin Balance Sheet Investment Fund - This fund seeks capital appreciation and/or high income primarily through investment in securities that the portfolio managers believe are undervalued in the marketplace and trading at a low price-to-book value.

Massachusetts Investors Growth Stock Fund - This fund seeks long-term growth of capital and future income, rather than current income. The fund invests primarily in common stocks exhibiting above-average prospects for long-term growth.

Oppenheimer Quest Opportunity Value Fund - This fund seeks long-term growth of capital utilizing a flexible approach within the portfolio which can contain stocks, bonds and cash equivalents.

Washington Mutual Investors Fund - This fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing.

PaineWebber Trust Company Stable Value Fund - This fund seeks to generate a total return in excess of the average monthly yield to maturity of one-year Treasury bills and to provide stability of principal while maximizing current income.

PaineWebber Trust Company Stock Market Index Fund - This fund seeks to replicate the return of the Standard and Poor’s 500 Composite Stock Price Index, a broad group of 500 selected large capitalization common stock.

Connecticut Water Service, Inc. Unitized Stock Fund - This fund seeks to replicate the performance of Connecticut Water Service, Inc. (NASDAQ: CTWS) common stock. It does so by investing primarily in CTWS common stock with a small investment in cash equivalents to facilitate liquidity for participants.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

The fair market value of investments that represent 5 percent or more of the Plan’s total net assets as of December 31, 2002 and 2001 are as follows:

2002
Connecticut Water Service, Inc. Unitized Stock Fund	$867,491
PIMCO Total Return Fund	796,298
Paine Webber Trust Company Stable Value Fund	789,252
Washington Mutual Investors Fund	603,049
Oppenheimer Quest Opportunity Value Fund	558,679
Massachusetts Investors Growth Stock Fund	524,029
EuroPacific Growth Fund	462,975
Dreyfus Founders Discovery Fund	408,882
2001
Connecticut Water Service, Inc. Unitized Stock Fund	$1,016,128
Massachusetts Investors Growth Stock Fund	714,087
Oppenheimer Quest Opportunity Value Fund	664,716
Washington Mutual Investors Fund	627,144
PIMCO Total Return Fund	597,328
Paine Webber Trust Company Stable Value Fund	522,146
EuroPacific Growth Fund	454,637
Dreyfus Founders Discovery Fund	424,527

During 2002, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $847,871 as follows:

Mutual Funds	$(782,732)
Unitized Stock Fund	(90,620)
Commingled Funds	25,481

$(847,871)

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

4.	Employer Contribution

Employer match contributions are deposited into participants’ accounts based on the participant elected allocations.

Effective January 1, 1998, the Plan allows employer contributions by Connecticut Water Service, Inc., the parent company of the Company, in the form of cash or shares of Connecticut Water Service, Inc. stock to the Plan. A participant may elect such employer contributions be paid in the form of cash or shares of Connecticut Water Service, Inc. stock. If the stock election is taken by an employee, certain matching guidelines apply based on Connecticut Water Service, Inc.’s earnings per average common share (EPS) and dividends. If EPS in the prior year exceeds 110 percent of dividends paid per common share, the applicable percentage is 50 percent; otherwise the match is 25 percent. For 2002 and 2001, the Company did not contribute any shares to the Plan.

5.	Tax Status

The Plan obtained its latest determination letter on May 2, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the date of the IRS determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6.	Plan Termination

The Company may, for any reason and at any time, terminate the Plan, in part or in whole. Upon termination of the Plan, the plan administrator will make final allocations to all accounts, and then will distribute account balances in lump sum cash amounts.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2002:

Net assets available for plan benefits per financial statements	$5,848,104
Receivable – employee contributions	(12,724)
Receivable – employer contributions	(33,185)

Net assets available for benefits per Form 5500	$5,802,195

Employee contributions per financial statements	$693,188
Less: change in receivable – employee contribution	(3,407)

Employee contributions per Form 5500	$689,781

Employer deferral contributions per financial statements	$191,200
Less: change in receivable – employer contribution	10,494

Employer deferral contributions per Form 5500	$201,694

8.	Reclassification

Certain reclassifications have been made to conform previously reported data to the current presentation.

Savings Plan of the Connecticut Water Company
Schedule H – item 4(i) – Schedule of Assets Held for Investment Purposes
December 31, 2002

	Description of
	Investment
	Including
	Maturity Date,
	Rate or
	Interest,
Identify of Issue,	Collateral,
Borrower, Lessor, or	Par or Maturity		Current
Similar Party	Value	Cost	Value
Mutual Funds
Mass Investors Growth Stock Fund	56,775 shares	$993,118	$524,029
Oppenheimer Quest Opportunity
Value Fund	36,950 shares	687,500	558,679
Washington Mutual Investors Fund	25,651 shares	728,708	603,049
PIMCO Total Return Fund	74,630 shares	786,202	796,298
EuroPacific Growth Fund	20,156 shares	616,594	462,975
Dreyfus Founders Discovery Fund	21,419 shares	554,460	408,882
American Balanced Fund	16,661 shares	250,822	240,249
Franklin Balanced Sheet Investment Fund	5,161 shares	201,156	191,425

Total mutual funds		4,818,560	3,785,586
Unitized Stock Fund
* Connecticut Water Service, Inc.	53,878 shares	783,888	867,491
Commingled Fund
* Paine Webber Stable Value	51,721 shares	755,012	789,252
* Paine Webber Stock Market Index Fund	19,162 shares	182,719	181,678
Cash Management Assets
Riggs Prime Money Market	341 shares	341	341
Riggs Money Market	935 shares	935	935
* Participant Loans	Interest rates ranging from 5.75% to 11.00%	176,912	176,912

Total investments		$6,718,367	$5,802,195

*	Indicates a party-in-interest

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Date: June 27, 2003	By:	/s/ David C. Benoit

	Name:	David C. Benoit
	Title:	Vice President & Chief Financial Officer
Connecticut Water Company, the Plan
Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Explanation Concerning Absence of Current Written Consent of Arthur Andersen LLP

99.1	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002